BERRY PLASTICS CORPORATION
101 Oakley Street
Evansville IN 47710

May 3, 2010
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

RE:           Berry Plastics Corporation
Registration Statement on Form S-4
Filed May 3, 2010

Ladies and Gentlemen:

Berry Plastics Corporation (the “Company”) has filed the Registration Statement for the purpose of conducting an exchange offer (the “Exchange Offer”) to holders of 9½% Second Priority Senior Secured Notes due 2018 (the “Initial Securities”) of the Company that were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) for a like principal amount of 9½% Second Priority Senior Secured Notes that have been registered under the Securities Act (the “Exchange Securities”). The Company is registering the Exchange Offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Securities and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Securities acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

 W/1619853v1

Securities and Exchange Commission
January 20, 2010

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes, it represents that the Outstanding Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

Sincerely,

/s/ Mark Miles
Mark Miles

Executive Vice President and Controller

Berry Plastics Corporation

cc:           Ira G. Boots, Chief Executive Officer
Jeff Thompson, General Counsel
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz